SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2005

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐     No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

July 5, 2005	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig increases the ownership share in Eastern Drilling

STAVANGER, Norway, June 7, 2005 — Smedvig has increased the investment in Eastern Drilling ASA from US$ 27.5 million to US$ 50 million, which represents an increase in ownership interest in the company from 10 percent to 25 percent.

The investment is made in relation to the construction of a new 6th generation semi- submersible drilling unit where Smedvig will be responsible for the construction supervision, marketing and operations management.

The semi-submersible drilling rig will be constructed by Samsung Heavy Industries in South Korea. Total investment is estimated to US$ 550 million. The rig is designed with dual derrick, dynamic positioning and with water depth capability up to 3,000 meters. The deepwater unit will be constructed for winter operations in northern areas with special focus on minimizing the exposure to the environment. The drilling rig will be ready for delivery from the yard in the fourth quarter 2007, and commencement of operations is scheduled for the first quarter of 2008.

The contract between Eastern Drilling and Samsung includes an option for an identical unit on similar terms and conditions, which has to be declared within 12 months from signing of the contract.

Smedvig’s ownership share is subject to final completion of the debt and equity structure.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig purchases the semi-tender West Setia

STAVANGER, Norway, June 30, 2005 — Smedvig has today informed Keppel FELS in Singapore of its intention to exercise the Company’s option to purchase the shipyard’s 72 percent ownership interest in the semi-submersible tender rig West Setia, which is under construction.

The agreed purchase price for the shipyards ownership interests is approximately US$ 65 million. The intention is to exercise the option at delivery currently scheduled for August 2005. The acquisition will increase Smedvig’s ownership interest in the unit to 100 percent corresponding to a total capital expenditure for the unit of approximately US$ 94 million. West Setia is expected to commence operations for Brunei Shell subsequent to delivery.

Analyst contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has two tender rig under construction. The company holds contracts for platform drilling, engineering and well intervention services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2004 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no